                 [H.J. GRUY AND ASSOCIATES, INC. LETTERHEAD]



                                 June 20, 1995



Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

                                                             RE:  RESERVES AUDIT
                                                                      95-003-121

Gentlemen:

At your request, we have audited the reserves and future net revenue as of May 31, 1995, prepared by Swift Energy Company ("Swift") for certain interests owned by Swift through partnerships in 10 drilling funds, 38 income funds, 17 pension asset funds, and 31 depositary interest funds along with several additional interests owned directly by Swift Energy Company. This audit has been conducted according to the standards pertaining to the estimating and auditing of oil and gas reserve information approved by the Board of Directors of the Society of Petroleum Engineers on October 30, 1979. We have reviewed these properties and where we disagreed with the Swift reserve estimates, Swift revised its estimates to be in agreement. The estimated net reserves, future net revenue and discounted future net revenue are summarized by reserve category as follows:


                                         Estimated                                  Estimated
                                        Net Reserves                            Future Net Revenue
                               -------------------------------           ------------------------------
                                  Oil &                                                        Discounted
                                Condensate              Gas                                      at 10%
                                (Barrels)              (Mcf)             Nondiscounted          Per Year
                              -------------        -------------         --------------       ------------
Proved Developed               3,252,151              45,686,959        $    90,225,898       $  51,269,819

Proved Undeveloped             2,155,055              87,648,967        $   112,304,187       $  48,926,612
                              -------------       --------------        --------------        -------------
TOTAL PROVED                   5,407,206             133,335,926        $   202,530,085       $ 100,196,431

G & A                                                                   $    (2,511,949)      $  (1,305,728)
                              -------------        --------------        --------------        ------------

TOTAL                          5,407,206             133,335,926        $   200,018,136       $  98,890,703

Swift Energy Company                    - 2 -                     June 20, 1995


The discounted future net revenue is not represented to be the fair market value of these reserves and the estimated reserves included in this report have not been adjusted for risk. The future net revenue and discounted future net revenue are net of future capital expenditures. These capital expenditures are estimated to be $49.1 million on an undiscounted basis.

The estimated future net revenue shown is that revenue which will be realized from the sale of the estimated net reserves after deduction of royalties, ad valorem and production taxes, direct operating costs and required capital expenditures, when applicable. Surface and well equipment salvage values and well plugging and field abandonment costs have not been considered in the revenue projections. Future net revenue as stated in this report is before the deduction of federal income tax.

In the economic projections, prices, operating costs and development costs remain constant for the projected life of each lease.

For those wells with sufficient production history, reserve estimates and rate projections are based on the extrapolation of established performance trends. Reserves for other producing and nonproducing properties have been estimated from volumetric calculations and analogy with the performance of comparable wells. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available. The proved reserves in this report conform to the applicable definitions promulgated by the Securities and Exchange Commission. Attachment 1, following this letter, sets forth all reserve definitions incorporated in this study.

Extent and character of ownership, oil and gas prices, production data, direct operating costs, capital expenditure estimates and other data provided by Swift have been accepted as represented. The production data available to us were through the month of February 1995. Interim production to May 31, 1995 has been estimated. No independent well tests, property inspections or audits of operating expenses were conducted by our staff in conjunction with this study. We did not verify or determine the extent, character, obligations, status or liabilities, if any, arising from any current or possible future environmental liabilities that might be applicable.

In order to audit the reserves, costs and future revenues shown in this report, we have relied in part on geological, engineering and economic data furnished by our client. Although we have made a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the revenues projected will be realized.

Production rates may be subject to regulation and contract provisions and may fluctuate according to market demand or other factors beyond the control of the operator. The reserve and revenue projections presented in this report may require revision as additional data become available.

Swift Energy Company                 - 3 -                      June 20, 1995



We are unrelated to Swift and we have no interest in the properties included in the information reviewed by us. In particular:

         1. We do not own a financial interest in Swift or its oil and gas properties.

         2.    Our fee is not contingent on the outcome of our work or report.

         3. We have not performed other services for or have any other relationship with Swift that would affect our independence.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

                               Yours very truly,

                               H.J. GRUY AND ASSOCIATES, INC.

                               /s/ JAMES H. HARTSOCK

                               James H. Hartsock, PhD., P.E.
                               Executive Vice President

JHH:llb
Attachment

                                 ATTACHMENT 1

                                 ATTACHMENT  1
                      DEFINITIONS FOR OIL AND GAS RESERVES


Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquid which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonable judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following: (A) Oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves that are expected to be recovered from new wells on undrilled, acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.